[GRAPHIC OMITTED]   ADVANCED OPTICS ELECTRONICS, INC.


8301 Washington N.E.  Suite 4
Albuquerque, NM
Phone 505-797-7878
87113
Fax 505-858-1871
USA



March 14, 2005

Dennis Hult
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.,
Washington D.C. 20549


         Re:      Advanced Optics Electronics, Inc.
                  SEC Comment Letter Dated Monday, March 7, 2005


Dear Mr. Hult:

Thank you for your comments to the submission of the Form 8K for Advanced
Optics
Electronics, Inc. (the "Company"). On behalf of the Company, we submit to you this response letter. We filed a revised Form 8-K/A (Amendment 2), which was filed electronically on March 11, 2005.


The following are the detailed responses to your comments.

Comment 1.

RESPONSE:    WE HAVE AMENDED OUR 8-K TO BE DATED FEBRUARY 25, 2005.

Comment 2.

RESPONSE:    ON  MARCH 8, 2005 ,WE FILED AN 8-K REPORTING THE ENGAGEMENT OF
NEW
             AUDITORS.

Comments 3 and 4

RESPONSE:    WE RECEIVED, AND FILED AS EXHIBIT 16, A LETTER FROM OUR FORMER
             ACCOUNTANTS INDICATING THAT THEY AGREED WITH OUR DISCLOSURES IN
THE
             FORM 8-K.

The Company acknowledges that:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on your letter, we have also made similar revisions and filed a Form
8KA
for Biomoda, Inc. We hope that the information provided above and the amended
Form 8KA are responsive to your comments. Should you have any additional comments or questions, please feel free to contact me. I may be reached at
(505)
797-7878.

Sincerely,


/s/ John J. Cousins
-------------------
John J. Cousins
Vice President Finance
Advanced Optics Electronics, Inc.